Exhibit 2.1

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of April 20, 2004 (this “Agreement”), by and among Tucows Inc., a Pennsylvania corporation (“Tucows”), Tucows (Delaware) Inc., a Delaware corporation, Boardtown Corporation, a Mississippi corporation (“Boardtown”) and all of the shareholders of Boardtown listed on Schedule A hereto (each a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Shareholders:

a) own all of the issued and outstanding shares of common stock, being the only securities issued,   (the “Shares”) of Boardtown; and

b) desire to sell to Tucows, which desires to acquire from them, the Shares, on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

ACQUISITION OF THE SHARES

S.1.1  Purchase and Sale of the Shares.  Upon the terms and subject to the conditions contained herein, at the Closing (as hereinafter defined), each Shareholder shall sell to Tucows (Delaware) Inc. or another subsidiary designated by Tucows and Tucows or such subsidiary shall purchase from each Shareholder, all of such Shareholder’s right, title and interest in and to all of the Shares owned by such Shareholder, as more specifically set forth on Schedule A hereto, free and clear of any mortgage, lien, pledge, charge, security interest or other encumbrance (collectively, “Liens”).  The purchase price for the Shares is US$3,000,000 in cash (“Cash”) and US$1,000,000 in unregistered shares of common stock of  Tucows (“Tucows Shares”) (Cash and Tucows Shares collectively the “Purchase Price”).  The Purchase Price shall be paid as provided in S. 1.3 and shall be subject to adjustment as provided in S.1.4.  The purchase and sale of the Shares is referred to in this Agreement as the “Acquisition.”

S.1.2  Closing Date.  The closing of the Acquisition (the “Closing”) shall take place at the offices of Tucows, as soon as possible, but in no event later than five business days after satisfaction (or waiver as provided herein) of the conditions set forth in Article VI (other than those conditions that by their nature will be satisfied at the Closing), or such other place, time and date as the parties may agree.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

S.1.3  Payment of the Purchase Price.  Tucows shall pay the Purchase Price as follows: (i) at the Closing an aggregate amount equal to $2,250,000, (composed of  a certified check or wire transfer for US$2,000,000, and $250,000 worth of Tucows Shares), to the Shareholders with the Purchase Price allocated to each Shareholder as set forth in Schedule B (and if wired, then to the bank account information also set out in Schedule B); (ii) an amount equal to $1,750,000 (composed of $1,000,000 in cash, and $750,000 in Tucows Shares), which shall be disbursed in accordance with the terms and conditions set out in the this Agreement.  Tucows shall set up an escrow account with a mutually agreed upon independent escrow agent, the costs of which shall be borne equally by Tucows and the Shareholders. Within that account, there shall be two conceptual escrow subaccounts (“Escrow Account 1” and “Escrow Account 2”)

(collectively “Escrow Accounts”). Escrow Account 1 shall contain $1,050,000 worth of cash or cash and Tucows Shares, and Escrow Account 2 shall contain $700,000 worth of cash or cash and Tucows Shares, as more particularly set out in Schedule B. The number of Tucows Shares comprising the share component of the Purchase Price shall be ascertained by dividing $1,000,000 by the average NASDAQ OTC:BB closing price for Tucows stock, based on the closing price on each of the  thirty (30) trading days prior to Closing Date.  The first $750,000 paid out of the Escrow Accounts to the Shareholders, or any of them, shall be in Tucows Shares based upon the valuation of the Shares at the time the Purchase Price was calculated. If a particular subaccount lacks sufficient Tucows Shares to do so at the time of each payout, then the combination of Tucows Shares and Cash in the subaccounts may be reallocated (with Cash being exchanged for Tucows Shares), to ensure that the subaccount from which the payment is to be made to the Shareholders, has sufficient Tucows Shares to ensure the first $750,000 paid out of the Escrow Accounts to the Shareholders is in Tucows Shares. The right to reallocate is not intended to change the value in any particular subaccount, but only to ensure the required currency of payment (i.e. Tucows Shares) is available.

S.1.4  Adjustments to Purchase Price.  The Purchase Price shall be reduced as follows (collectively the “Adjustments”):

(a)                                  “Net Cash Flow From Existing Operations “ has the meaning set out in Schedule G.  If the Net Cash Flow From Existing Operations is between $0.01 and $25,000 less than $1,000,000 the Purchase Price shall be reduced by $20,000, and for each additional $0.01 to $25,000 increment by which the $1,000,000 Net Cash Flow From Existing Operations target is missed, the Purchase Price shall be reduced by an additional $20,000.  By way of illustration, if the Net Cash Flow From Existing Operations is $775,000, the Purchase Price shall be reduced by $180,000.  Under no circumstances shall the Adjustment that results from the application of this Section 1.4 (a) result in a reduction of greater than $400,000 from the Purchase Price.  All Adjustments that result from the operation of this Section 1.4 (a) shall be effectuated as a reduction from the portion of the Purchase Price put into Escrow Account 1, and Tucows and the Shareholders hereby instruct the escrow agent to reduce the Purchase Price based on the Net Cash Flow From Existing Operations calculation determined by Tucows (or if a majority of the Shareholders, by votes, disputes the calculation and notifies Tucows by written notice within ten days of receipt, then as determined by Tucows’ independent accounting firm), and to disburse an amount equal to the reduction in Purchase Price, from  Escrow Account 1, (to the extent such funds are available), to Tucows, in accordance with the escrow agreement with rights and obligations similar to those contained in the Escrow Agreement attached hereto as Schedule H.  If the Shareholders’ request that Tucows’ independent accounting firm performs the calculation, and the calculation is no more than 5% more favourable to the Shareholders than the Tucows calculation, then the cost of the independent accounting firm relating to this matter, shall be borne by the Shareholders jointly and severally.

(b)                                 “Hosted Billing Service” has the meaning set out in Schedule G. If the Hosted Billing Service is not available to be sold by Tucows (“Market Ready”) by the beginning of the 13th month following the Closing Date (i.e., if the Closing Date occurs on April 13, 2004, then by April 13, 2005), the Purchase Price will be adjusted as per the table below.  In the event that the Hosted Billing Service is not Market Ready  the Adjustments will continue to the beginning of the 16th month as per the table below.  Under no circumstances shall the Adjustment that results from this Section 1.4 (b) result in a cumulative reduction from the Purchase Price of greater than $450,000.  All Adjustments that result from the operation of this Section1.4 (b) shall be effectuated as a reduction from the portion of the Purchase Price put into Escrow Account 1, to the extent such funds are available, and Tucows and the Shareholders hereby instruct the escrow agent to reduce the Purchase Price based on this paragraph, and to disburse an amount equal to the reduction in Purchase Price, from  Escrow Account 1, to Tucows, in accordance with the escrow agreement attached hereto as Schedule H.

Beginning of Month	Adjustment	Cumulative Adjustment
13	$100,000	$100,000
14	$100,000	$200,000
15	$100,000	$300,000
16	$150,000	$450,000

(c)                                  “Hosted Helpdesk Service” has the meaning set out in Schedule G. If the Hosted Helpdesk Service  is not Market Ready by the beginning of the 13th month following the Closing Date (i.e., if the Closing Date occurs on April 13, 2004, then by April 13, 2005), the Purchase Price will be adjusted as per the table below.  In the event that the Hosted Helpdesk Service remains unavailable to be sold by Tucows, the Adjustments will continue to the beginning of the 16th month as per the table below.  Under no circumstances shall the Adjustment that results from this Section 1.4 (c) result in a cumulative reduction from the Purchase Price of greater than $200,000.  All Adjustments that result from the operation of this Section 1.4 (c) shall be effectuated as a reduction from the portion of the Purchase Price put into Escrow Account 1, to the extent that such funds are available, and Tucows and the Shareholders hereby instruct the escrow agent to reduce the Purchase Price based on this paragraph, and to disburse an amount equal to the reduction in Purchase Price, from  Escrow Account 1, to Tucows, in accordance with the escrow agreement attached hereto as Schedule H.

Beginning of Month	Adjustment	Cumulative Adjustment
13	$50,000	$50,000
14	$50,000	$100,000
15	$50,000	$150,000
16	$50,000	$200,000

(d)                                 To the extent that funds are available in the Escrow Account 2,  such funds shall be released to Boardtown as follows:

i)                                         $700 for each  Platypus licensee existing at Closing that was not then a current paid-up support customer as identified in Schedule I (“Potential Support Customers”) that either becomes a current, bona fide, paid-up support customer and remains such or contractually commits for a minimum of 12 months or  becomes  a current, bona fide, paid-up customer of the Hosted Billing Service or contractually commits for a minimum of 12 month period (“Renewed Support Customer”); plus

ii)                                      $500 for each Renewed Support Customer that  renews and fully pays for a second, consecutive 12 month period (a “One Year Support Customer”); plus

iii)                                   $200 for each Renewed Support Customer that renews and fully pays for a third, consecutive 12 month period,  (a “Two Year Support Customers”). In no event can any customer be considered a Renewed Support Customer, One Year Support Customer, or Two Year Support Customer in more than one calculation period.

On the last day of the 12th, 18th, 24th 30th and 36th months following the date of Closing the number of Potential Support Customers that have become Renewed Support Customers, One Year Support Customers and Two Year Support Customers since the last calculation, (or in the case of the calculation in the 12th month since Closing), will be calculated. Within 60 days of the calculation date, the corresponding release amount will be released to Boardtown from Escrow Account 2 in accordance with the escrow agreement attached hereto as Schedule H.

(e)                                  To the extent that funds are available in  Escrow Account 2, such funds  shall be released to Boardtown as follows:

i)                                         $1,000 for each existing licensee of Boardtown which was not a current paid-up Wombat customer as at Closing as identified in Schedule I (“Potential Wombat Customers”) that either becomes a current, bona fide, paid-up Wombat customer and remains such or contractually commits for a minimum of 12 months or becomes a current, bona fide, paid-up customer of the Hosted Help-Desk Service or contractually commits for a minimum of 12 months (“New Wombat Support Customer”); plus

ii)                                      $500 for each New  Wombat Support Customer that renews and pays for an additional 12 month period (“One Year Wombat Customers”). In no event can any customer be considered a New Wombat Customer, or One Year Wombat Customer in more than one calculation period.

On the last day of the 12th, 18th, 24th 30th and 36th months following the date of Closing the number of Potential Wombat Customers that have become New Wombat Support Customers and One Year Wombat Customers since the last calculation, (or in the case of the calculation in the 12th month since Closing), will be calculated. Within 60 days of the calculation date, the corresponding release amount will be released to Boardtown from Escrow Account 2 in accordance with the escrow agreement attached hereto as Schedule H.

(f)                                    In no event shall the cumulative amount released from Escrow Account 2 to Boardtown based on the operation of Sections 1.4 (d) and 1.4 (e) exceed $700,000.

S. 1.5.A  Distribution of Escrow Account Funds and Interest.  Subject to any other set offs under this Agreement or the escrow agreement in Schedule H, immediately following (i) the 16th month following the Closing Date and (ii) the date on which Tucows reduces the Purchase Price in accordance with this Agreement from  Escrow Account 1, Escrow Account 1 shall be terminated and Tucows shall disburse any funds remaining in Escrow Account 1 to the Shareholders in accordance with their pro rata interests as set forth on Schedule B.  Immediately following (i) the last day of the 36th month following the Closing Date and (ii) the date on which Tucows reduces the Purchase Price in accordance with this Agreement owing to it from Escrow Account 2, Escrow Account 2 shall be terminated and Tucows shall disburse any funds remaining in Escrow Account 2 to the Shareholders in accordance with their pro rata interests as set forth on Schedule B.  Notwithstanding anything else herein, interest shall follow payments.  By way of example, if a payment of $20,000 is payable out of a Escrow Account to Tucows, Tucows would be entitled to the interest earned on that sum to the date of payment.  At the termination of the particular Escrow Accounts, the Shareholders are entitled to their pro rata share of interest earned on all  funds from those Escrow Accounts disbursed to the Shareholders.

S. 1.5.B   Assumed Liabilities.   As between the Shareholders and Tucows, Tucows assumes no debts, liabilities or obligations of Boardtown of any nature, known or unknown, including but not limited to deferred payroll charges (“Unassumed Liabilities”), with the exception of any short term liabilities and deferred revenue that arise as result of the normal course of Business, listed in Schedule C (“Assumed Liabilities”). Without limiting the obligation of the Shareholders, on a joint and several basis, to satisfy any liabilities not assumed by Tucows (i.e. not listed on Schedule C), Tucows may satisfy any such liabilities out of any funds remaining in Escrow Accounts in the 30 day period prior to the expiry of Escrow Account #1 or Escrow Account #2, if the Shareholders have not already satisfied the liabilities. If Tucows ascertains that an Unassumed Liability exists, it shall notify the Shareholders, and provide the Shareholders ten (10) business days to resolve the matter in a manner satisfactory to Tucows, failing which Tucows may: a) subject to compliance with the set off procedures of Section 5.6(f) A and B - reduce the Purchase Price, or b) exercise such other remedies as it deems fit. Notwithstanding anything else in this Agreement, Tucows shall only be able to recover from the Shareholders, an amount equal to the Purchase Price.

S.1.6  Additional Consideration.   If within two years of Closing, Tucows, in its sole discretion, offers to sell Boardtown’s spam blocking solution, known as SpamFrog, substantially as it exists at Closing, as the engine for Tucows’ spam blocking service, Tucows will pay the Shareholders on a pro rata basis as set forth on Schedule B,  20 per cent of the net revenue directly attributable to its spam blocking service, for each of the next four years after the decision,  up to a cumulative maximum of $500,000.  Such payments will be made annually on or before the 120th day following December 31 of the previous year.

S. 1.7  Deliveries by Boardtown and the Shareholders.  On the Closing Date, Boardtown and the Shareholders shall deliver or cause to be delivered to Tucows the following:

(a)                                  one or more stock certificates evidencing all of the Shares duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer and with all requisite stock transfer stamps attached;

(b)                                 all other documents and instruments necessary to vest in Tucows all of Shareholders’ right, title and interest in and to the Shares, free and clear of all Liens;

(b)                                 the stock book, stock ledger, minute book and corporate seal of Boardtown; and

(c)                                  all documents referred to in S.6.3 hereof and such other instruments or documents as may be reasonably necessary and which may be requested by Tucows to carry out the transactions contemplated by this Agreement and to comply with the terms hereof.

S. 1.8  Deliveries by Tucows.  On the Closing Date, Tucows shall deliver or cause to be delivered to the Shareholders the following:

(a)                                  the Purchase Price as required by S.1.3; and

(b)                                 all documents referred to in S.6.2 hereof and such other instruments or documents as may be reasonably necessary to carry out the transactions contemplated by this Agreement and to comply with the terms hereof.

S.1.9  Preparation of Closing Date Financial Statements.

(a)                                  On or before Closing, Boardtown will deliver audited financial statements for the fiscal year ending December 31, 2003 and unaudited statements  for the quarter ending March 31, 2004 (reviewed by T.E. Lott and Company) in a form and content acceptable to Tucows and prepared on a consistent basis.

(b)                                 Within 60 days after the Closing Date, for the stub period from April 1, 2004 to  Closing, Tucows may prepare and deliver to the Shareholders draft financial statements (the “Draft Closing Date Financial Statements”) for Boardtown as of the close of business on the Closing Date (determined on a pro forma basis as though the parties had not consummated the transactions contemplated by this Agreement).  Tucows will prepare the Draft Closing Date Financial Statements in accordance with US GAAP (as hereafter defined) applied on a basis consistent with the preparation of the Boardtown audited Financial Statements for the period ending December 31, 2003.

(c)                                  If the Shareholders have any  objections to the Draft Closing Date Financial Statements, they will deliver a detailed, written statement describing their objections to Tucows within 30 days after receiving the Draft Closing Date Financial Statements.  Tucows and the Shareholders will use reasonable efforts to resolve any such objections themselves.  If such parties do not obtain a final resolution within 30 days after Tucows has received the statement of objections, however, Tucows auditors(the “Accountant”) will be requested by the parties to resolve any remaining objections.  Tucows will revise the Draft Closing Date Financial Statements as appropriate to reflect the resolution of any objections thereto pursuant to this S. 1.9(c).  The “Closing Date Financial Statements” shall mean the Draft Closing Date Financial Statements together with any revisions thereto pursuant to this S. 1.9(c).

(d)                                 If the parties submit any unresolved objections to the Accountant for resolution as provided in Section 1.9(c) above, Tucows and the Shareholders will share responsibility for the fees and expenses of the Accountant as follows:

(i)                                                                                     if the Accountant resolves all of the remaining objections in favor of Tucows the Shareholders jointly and severally will be responsible for all of the fees and expenses of the Accountant;

(ii)                                                                                  if the Accountant resolves all of the remaining objections in favor of the Shareholders, Tucows will be responsible for all of the fees and expenses of the Accountant; and

(iii)                                                                               if the Accountant resolves some of the remaining objections in favor of Tucows and the rest of the remaining objections in favor of the Shareholders, the Shareholders jointly and severally on the one hand, and Tucows on the other, will be responsible for the fees and expenses of the Accountant based on the difference between their claims and the actual values as set by the Accountant. By way of example, if Tucows calculations would have set a value of $800,000 and Shareholders would have set a value of $1,000,000, and the Accountant set a value of $950,000 then Tucows would bear 75% of the Accountant’s fees and expenses and the Shareholders, jointly and severally, 25%.

(e)                                 Tucows will make the work papers and backup materials used in preparing the Draft Closing Date Financial Statements available to the Shareholders and their accountants and other representatives at reasonable times and upon reasonable notice at any time during (A) the review by the Shareholders of the Draft Closing Date Financial Statements, and (B) the resolution by the parties of any objections thereto.

S 1.10 Fractional Shares. To the extent that any issuance of Tucows Shares by Tucows, or the Shareholders,  directly, or from escrow, in satisfaction of any obligation under this Agreement would result in any fractional shares being paid to a recipient, then in lieu of payment of the fractional share, the applicable party shall be both entitled, and obligated, to pay the cash value of that fractional share, and no fractional share shall be issued.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF BOARDTOWN

In Article II, “its knowledge” means to the knowledge of Boardtown or any Shareholder of Boardtown, after having performed reasonable due diligence, in good faith.  Except as set forth on the disclosure schedule attached hereto as Schedule E, addressed to Tucows (the “Disclosure Schedule”) attached hereto, Boardtown represents and warrants to Tucows as follows:

S. 2.1  Organization.  Boardtown has no subsidiaries.  Boardtown is a corporation duly organized, validly existing and in good standing under the laws of the state of Mississippi and has all requisite power and authority to own, lease and operate its properties and the Business in which it is engaged and in which it presently proposes to engage (the “Business”), except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a material adverse effect of greater than $5,000, on the assets, properties, liabilities, Business, operations, results of operations, financial condition or prospects of Boardtown (a “Material Adverse Effect”).  Boardtown is duly qualified or licensed and in good standing to do Business in each jurisdiction in which the property owned, leased or operated by it or the nature of the Business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect.  Boardtown has made available to Tucows true and complete copies of its Articles of Incorporation and Bylaws as currently in effect.  Boardtown is not in default under its Articles of Incorporation and Bylaws.  The minute book (containing the records of meetings of shareholders, the board of directors and any committees of the board of directors), the stock certificate book and the stock record book of Boardtown are correct and complete.  There are no voting trusts or other agreements or understandings to which Boardtown is a party or is bound with respect to the voting of the capital stock of Boardtown.  Boardtown has no voting rights or equity investment in any other person.

S. 2.2  Capitalization.   The authorized capital stock of Boardtown consists of 10,000 (ten thousand) shares of common stock, of which 1,000 (one thousand) shares are issued and outstanding and owned of record and beneficially by the Shareholders free and clear of all Liens.  Upon transfer of the Shares to Tucows in accordance with this Agreement, Tucows will receive valid title to the Shares, free and clear of all Liens.  All of the Shares have been duly authorized and are validly issued, fully paid and nonassessable and are held of record by the respective Shareholders as set forth in Schedule A hereto.  There are no preemptive or other outstanding rights, options, warrants, conversion rights or agreements for the purchase or acquisition from Boardtown of any shares of its capital stock or other securities of Boardtown.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to Boardtown.  Boardtown is not a party to, or bound by, any stockholder agreement, voting agreement, voting trust or any such other similar arrangement which has the effect of restricting or limiting the transfer, voting or other rights associated with the Shares.  None of the Shares have been issued or transferred in violation of, or are subject to, any preemptive rights, rights of first offer or subscription agreements.  All of the Shares have been duly and validly issued in compliance with federal and state securities laws.  None of the Shareholders has sold, negotiated, discounted, delivered, assigned, pledged, transferred, deposited under any agreement or hypothecated the Shares or any interest therein, signed any power of attorney, endorsement or authorization with respect thereto, or otherwise disposed of the Shares or any interest therein.  No person or any entity (“person”), has or has asserted any right, title, claim or interest in, to or respecting such Shares, or the proceeds thereof.

S. 2.3  Authority Relative to this Agreement.  Boardtown has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action.  This Agreement has been duly and validly executed and delivered by Boardtown and, assuming that this Agreement has been duly and validly executed and delivered by Tucows and the Shareholders, constitutes a legal, valid and binding agreement of Boardtown, enforceable against Boardtown in accordance with its terms.

S. 2.4  Consents and Approvals; No Violation.  None of the execution and delivery of this Agreement by Boardtown and the Shareholders, the consummation by Boardtown and the Shareholders of the transactions contemplated hereby or compliance by Boardtown and the Shareholders with any of the provisions hereof will: (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws of Boardtown; (ii) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, any court, agency or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”); (iii) result in a breach or violation of, a default under (with or without notice or lapse of time, or both), or give rise to any right of termination, cancellation, modification or acceleration under or require any notice under, any of the terms, conditions or provisions of any Lien, indenture, note, license, government registration, contract, lease, agreement or other instrument or obligation (an “Obligation”) applicable to Boardtown; or (iv) violate any statute, regulation, rule or ordinance (a “Law”) or any order, writ, judgment, injunction or decree of any Governmental Entity (an “Order”) applicable to Boardtown or any of its properties or assets; except in the case of (iii) or (iv) for violations, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect.

S. 2.5  Financial Statements and Accounts Receivable.  The unaudited  financial statements of Boardtown, presented on a basis consistent with the audited statements, for the quarter ended March 31, 2004 and the years ended December 31, 2001 and 2002, and the audited financial statements for the year ended December 31, 2003, attached hereto as Schedule F (the “Financial Statements”), fairly present the financial condition of Boardtown as of the dates and for the periods indicated.  The Financial Statements, including the notes thereto, have been prepared in accordance with U.S. generally accepted accounting principles consistently applied (“GAAP”) and do not omit any liabilities, contingent or other, of Boardtown.  Boardtown is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.  Boardtown maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.  All reserves for sales returns, warranty claims and bad debts in the Financial Statements are adequate.  The accounts receivable of Boardtown as set forth on the balance sheet dated as of March 31, 2004 and included in the Financial Statements (the “Balance Sheet”) or arising since the date thereof are (a) valid and genuine, have arisen solely out of bona fide sales and deliveries of goods, performance of services and other Business transactions in the ordinary course of Business consistent with past practice, (b) not subject to valid defenses, set-offs or counterclaims and (c) collectible within 90 days after billing at the full recorded amount thereof less, in the case of accounts receivable appearing on the Balance Sheet, the recorded allowance for collection losses on the Balance Sheet.

S. 2.6  Absence of Certain Changes.  Since December 31, 2003, there has not occurred or arisen, and Boardtown has not suffered, any Material Adverse Effect, and Boardtown has not taken any of the actions described in S. 5.1 or conducted its Business other than in the ordinary and usual course consistent with past practice.

S. 2.7  No Default.  Boardtown is not in default under or in violation of (and no event has occurred which with notice or the lapse of time or both would constitute a default under or violation of) any term, condition or provision of (i) its Articles of Incorporation or Bylaws, (ii) any Obligation or (iii) any  Order applicable to Boardtown, except in the case of (ii) and (iii) for such defaults or violations which would not have a Material Adverse Effect on Boardtown. To  its knowledge, Boardtown is not in default under or in violation of (and it has not received notice that an event has occurred which with notice or the lapse of time or both would constitute a default under or violation of) any Law applicable to Boardtown.

S. 2.8  Employee Benefit Plans; ERISA.

(a)                                  As used herein: “Benefit Plan” means any employee benefit plan under which any present or former director, employee or consultant of Boardtown has any present or future right to benefits sponsored or maintained by Boardtown or with respect to which Boardtown has any present or future liability; “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;  “Code” means the Internal Revenue Code of 1986, as amended.

(b)                                 The Disclosure Schedule sets forth a complete and accurate list of all Benefit Plans maintained or contributed to by Boardtown for the benefit of any present or former directors, employees or consultants of Boardtown.  A current, accurate and complete copy of each Benefit Plan has been made available to Tucows.  Each Benefit Plan has been and is currently administered in compliance with all reporting, disclosure and other requirements of ERISA and the Code applicable to such Benefit Plan.  No Benefit Plan is an employee pension benefit plan (as defined in Section 3(2) of ERISA).  Boardtown is not, and has not been, party to any “multi-employer plan,” as that term is defined in Section 3(37) of ERISA.

(c)                                  With respect to each Benefit Plan, there are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or threatened against Boardtown or any trustee or agent of any Benefit Plan.  With respect to each Benefit Plan to which Boardtown is a party which constitutes a group health plan subject to Section 4980B of the Code, each such Benefit Plan complies, and in each case has complied, with all applicable requirements of Section 4980B of the Code.

(d)                                 Each Benefit Plan is, and its administration is and has been in compliance with its express terms and any agreement (express or implied) between Boardtown and the organization or entity that  provides benefits under the Benefit Plan and in compliance with all applicable Laws and Orders and prohibited transaction exemptions.  Boardtown is not in default in performing any of its contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract.

(e)                                  There are no material outstanding liabilities of any Benefit Plan other than liabilities for benefits to be paid to participants in any Benefit Plan and their beneficiaries in accordance with the terms of such Benefit Plan.  Each Benefit Plan may be amended, modified, terminated or otherwise discontinued by Boardtown at any time without liability.  No Benefit Plan provides benefits to any individual after termination of employment.

(f)                                    The consummation of the Acquisition will not (i) entitle any current or former director, employee or consultant of the Company to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, employee or consultant, or result in the payment of any other benefits to any person or the forgiveness of any indebtedness of any person.

S. 2.9  Tax Matters.

(a)                                  As used herein, “Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.  “Tax” or “Taxes” means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, worker’s compensation, capital, premium, and other taxes, assessments, customs, duties, fees, levies, or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

(b)                                 All Tax Returns required to have been filed by or with respect to Boardtown have been duly and timely filed, and each such Tax Return correctly and completely reflects liability for Taxes and all other information required to be reported thereon.  All Taxes owed by Boardtown (whether or not shown on any Tax Return) have been timely paid. Boardtown has adequately provided for, in their books of account and related records, liability for all unpaid Taxes, being current Taxes not yet due and payable.

(c)                                  There is no action or audit now proposed, threatened or pending against, or with respect to, Boardtown in respect of any Taxes. Boardtown is not the beneficiary of any extension of time within which to file any Tax Return, nor has Boardtown made (or had made on its behalf) any requests for such extensions.  No claim has ever been made by an authority in a jurisdiction where Boardtown does not file Tax Returns that it is or may be subject to taxation by that jurisdiction or that any of them must file Tax Returns.  There are no Liens on any of the stock or assets of Boardtown with respect to Taxes.

(d)                                 Boardtown has withheld and timely paid all Taxes required to have been withheld and paid and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(e)                                  Boardtown has not waived (and is not subject to a waiver of) any statute of limitations in respect of Taxes and has not agreed to (and is not subject to) any extension of time with respect to a Tax assessment or deficiency.

(f)                                    Boardtown has been appropriately taxable as an S corporation for federal, state and local tax purposes for all periods of its existence.  Such election will remain effective up to and including the Closing Date.  Each of the Shareholders has filed all Tax Returns required to be filed, has duly reported thereon all items of income and loss applicable to such Shareholder’s stock ownership in Boardtown and has duly paid all Taxes on account of such income and loss.

(g)                                 Boardtown is not a party to any Tax allocation or sharing agreement. Boardtown does not have any liability for the Taxes of any person.

S. 2.10  Litigation.  There are no actions, suits, claims, proceedings, arbitrations or investigations (“Actions”) pending or, to Boardtown’s knowledge, threatened against or affecting Boardtown which are likely to have a Material Adverse Effect..  The Disclosure Schedule sets forth a description of all Actions and Orders applicable to Boardtown.

S. 2.11  No Undisclosed Liabilities.  Boardtown does not have any liabilities, obligations or commitments (absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise) (“Liabilities”) (and there is no basis for any present or future action, suit, proceeding, complaint, claim or demand giving rise to any Liability), except for (i) Liabilities set forth on the face of the Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after March 31, 2004 in the ordinary course of Business consistent with past practice and which are not likely to have a Material Adverse Effect.

S. 2.12  Contracts, Leases and Commitments.

(a)                                  The Disclosure Schedule sets forth all (i) employment, severance, compensation, consulting and  indemnification agreements (“Employment Agreements”) between Boardtown and its present or former employees, officers, directors and consultants (or former employees, officers, directors and consultants to the extent there remain at the date hereof obligations to be performed by Boardtown), (ii) agreements which provide for aggregate future payments by or to Boardtown of more than five thousand dollars (US$5,000) which are not terminable by Boardtown on less than sixty (60) or fewer days’ notice without penalty, (iii) agreements containing covenants limiting the freedom of Boardtown to compete with any person in any line of Business or in any area or territory, (iv) leases with respect to real property, and (v) material Obligations, to which Boardtown is a party (collectively, the “Boardtown Contracts”).  Boardtown does not own any real property.

(b)                                 True, complete and correct copies of all written contracts, commitments, agreements, leases or arrangements, including any amendments, modifications and extensions thereof, which are material to the Business of Boardtown, including, without limitation, the Boardtown Contracts that have previously been made available to Tucows.  Each of the Boardtown Contracts is in full force and effect and under any of the Boardtown Contracts, no default or event has occurred which, with notice or lapse of time or both, would constitute a default or an event of default on the part of Boardtown, or to the knowledge of Boardtown, on the part of any of the other parties thereto, except for such defaults which, both individually and in the aggregate, would not have a Material Adverse Effect on Boardtown.

(c)                                  Boardtown is not a party to any contract, agreement or understanding which contains a “change in control”, “potential change in control” or similar provision and the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Boardtown to any person or result in the termination or right of termination of a party to the contract, agreement or understanding.

(d)                                 Except for Liens set forth on the Disclosure Schedule, Boardtown owns all of its assets and property with good and marketable title thereto and free of all Liens (and for the purposes of this S. 2.12(d) where Boardtown is lessee under a financing lease of equipment, the “asset” referred to is the leasehold interest and not the equipment subject thereto).

(e)                                  The Disclosure Schedule sets forth a complete and correct list of all insurance policies, including, without limitation, directors and officers, errors and omissions, professional liability, fire, general liability, theft, life, workers’ compensation, health and other forms of insurance (collectively, “Insurance Policies”) held by Boardtown for the benefit of its Business.  All such policies are in such amounts and cover such risks as are usually carried or would usually be insured against by companies engaged in similar Businesses in similar locales as Boardtown.  All such policies are in full force and effect and all premiums with respect thereto are currently paid and provide adequate insurance coverage for the assets and operations of Boardtown.

S. 2.13  Authorizations. Boardtown owns, holds, possesses or lawfully uses in the operation of its Business all franchises, licenses, approvals, consents, permits and registrations of any Governmental Entity or pursuant to any Law (collectively, “Authorizations”) which are required or otherwise necessary for it to conduct its Business or for the ownership and use of the assets owned or used by Boardtown in the conduct of its Business, free and clear of all Liens.  Such Authorizations are valid and in full force and effect and none of such Authorizations will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement.  All material Authorizations are listed in the Disclosure Schedule.

S. 2.14  Intellectual Property.

(a)                                  As used in this Agreement, “Intellectual Property” means: (i) inventions (whether or not patentable), trade secrets, technical data, databases, customer lists, designs, tools, methods, processes, technology, ideas, know how and other confidential or proprietary information and materials (“Proprietary Information”); (ii) trade marks and service marks (whether or not registered), applications for trade marks and service marks, trade names, logos, trade dress and other proprietary indicia and all goodwill associated therewith (“Marks”); (iii) documentation, advertising copy, marketing materials, specifications, mask works, drawings, graphics, databases, recordings and other works of authorship, whether or not protected by Copyright; (iv) source code, object code, data and operating files, user manuals, documentation, flow charts, algorithms, compilers, development tools, maintenance records and other materials related to computer programs; (v) internet web-sites and domain names; and (vi) all forms of legal rights and protections that may be obtained for, or may pertain to, the Intellectual Property set forth in clauses (i) through (v) in any country of the world (“Intellectual Property Rights”), including, without limitation, all letters patent, patent applications, provisional patents, design patents, PCT filings and other rights to inventions or designs (“Patents”), all registered and unregistered copyrights in both published and unpublished works (“Copyrights”), trade secret rights, mask works, moral rights or other literary property or authors rights, rights regarding trademarks and other proprietary indicia, and all applications, registrations, issuances, divisions, continuations, renewals, reissuances and extensions of the foregoing.

(b)                                 The Disclosure Schedule lists (by name, owner and, where applicable, registration number and jurisdiction of registration, application, certification or filing) all Intellectual Property that is owned by Boardtown and/or one or more of its subsidiaries (“Boardtown Intellectual Property”). All of the Boardtown Intellectual Property is owned by Boardtown free and clear of all Liens, except for the Platypus Billing System, the copyright for which was registered under the names of William Ford, Granville Barker, and Grant Spradling, which registration will be assigned to Tucows at Closing. Furthermore, as partial consideration for this Agreement, the Platypus Billing System is hereby transferred to Boardtown, by the Shareholders as sole owners, and the signature of the Shareholders to this Agreement is deemed to be evidence of that transfer, free of all Liens, and a waiver  of their moral rights in the Platypus Billing System. The Shareholders warrant no other individuals have any property rights,  intellectual property rights, or moral rights in the Platypus Billing System.

(c)                                  The Disclosure Schedule lists all licenses, sublicenses and other agreements (“Third Party Licenses”) pursuant to which Boardtown or any of its subsidiaries is authorized to use any Intellectual Property owned by a third party.

(d)                                 The Disclosure Schedule lists all licenses, sublicenses and other agreements (“Boardtown Licenses”) pursuant to which a third party is authorized to use any Boardtown Intellectual Property.

(e)                                  Boardtown and/or one or more of its subsidiaries (i) own the entire right, interest and title to each item of Intellectual Property that is used in or necessary for the Business of Boardtown and its subsidiaries as it is currently conducted or as proposed to be conducted free and clear of Liens, or (ii) are otherwise licensed to use such Intellectual Property pursuant to the terms of a valid and enforceable Third Party License that is listed in the Disclosure Schedule.  Without limiting the foregoing, neither Boardtown nor any of its subsidiaries uses any Intellectual Property in its Business which is not (i) Boardtown Intellectual Property, or (ii) subject to a valid and enforceable Third Party License that is listed in the Disclosure Schedule.

(f)                                    All Patents, Marks, Copyrights and any other certifications, filings or registrations that are owned by Boardtown or any of its subsidiaries (“Boardtown Registered Items”) are valid and subsisting, except for the potential Opposition by Hormel LLC (“Hormel”) of Boardtown’s SPAMFROG trademark application. All registration, maintenance and renewal fees related to Boardtown Registered Items that are currently due have been paid and all documents and certificates related to such Boardtown Registered Items have been filed with the relevant Governmental Entity or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Boardtown Registered Items.  There are no actions that must be taken by Boardtown or any of its subsidiaries within 60 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Boardtown Registered Items.

(g)                                 Except for the potential Opposition by Hormel of Boardtown’s SPAMFROG trademark application, (Hormel having been granted an extension of time to oppose same), Boardtown and the Shareholders are not aware of any challenges (or any basis therefor) with respect to the validity or enforceability of any Boardtown Intellectual Property. The Disclosure Schedule lists the status of any proceedings or actions before the United States Patent and Trademark Office or any other Governmental Entity anywhere in the world related to any of the Boardtown Intellectual Property, including the due date for any outstanding response by Boardtown or any of its subsidiaries in such proceedings.

(h)                                 Neither Boardtown nor any of its subsidiaries has infringed, does infringe or, by conducting its Business as currently conducted or as proposed to be conducted, will infringe upon or unlawfully or wrongfully use, any Intellectual Property Rights or other rights of a third party. None of the Shareholders, Boardtown or any of its subsidiaries has received any communication alleging that Boardtown or any of its subsidiaries has violated or, by conducting its Business as now conducted or as currently proposed to be conducted, would violate, any Intellectual Property Rights of a third party.  No action, suit, proceeding or investigation has been instituted, threatened, relating to any Intellectual Property formerly or currently used by Boardtown or any of its subsidiaries and none of the Boardtown Intellectual Property is subject to any outstanding Order.  No person is infringing any Intellectual Property Rights of Boardtown or any of its subsidiaries or otherwise misappropriating any Boardtown Intellectual Property.  Boardtown has not entered into any consent, indemnification, forbearance to sue or settlement agreement with respect to any Boardtown Intellectual Property or any rights therein.

(i)                                     Boardtown and its subsidiaries have taken steps necessary or desirable to protect and preserve the confidentiality of all Proprietary Information owned by Boardtown or any of its subsidiaries.  Without limiting the generality of the foregoing, the trade secrets of Boardtown and its subsidiaries are not part of the pubic knowledge and have not been used or divulged for the benefit of any person other than Boardtown and its subsidiaries. Any receipt or use by, or disclosure to, a third party of Proprietary Information owned by Boardtown or any of its subsidiaries has been pursuant to the terms of binding written confidentiality and non-use agreement between Boardtown or such subsidiary and such third party (“Nondisclosure Agreements”).  True and complete copies of the Nondisclosure Agreements, and any amendments thereto, have been provided to Tucows. Boardtown and its subsidiaries are, and all other parties thereto are, in compliance with the provisions of the Nondisclosure Agreements.

(j)                                     All current and former employees, consultants and contractors of Boardtown and its subsidiaries have executed and delivered, and are in compliance with, written agreements in favor of Boardtown (“Work Product Agreements”) agreeing that software, code, graphics, logos, web pages, web content, or documentation created or modified for Boardtown is the exclusive property of Boardtown.  True and complete copies of the Work Product Agreements have been provided to Tucows. No current or former employee, consultant or contractor or any other person has any right, claim or interest to any of the Boardtown Intellectual Property.

(k)                                  No employee, consultant or independent contractor of Boardtown or any of its subsidiaries has been, is or will be, by performing services for Boardtown or such subsidiary, in violation of any term of any employment, invention disclosure or assignment, confidentiality, noncompetition agreement or other restrictive covenant or any Order as a result of such employee’s, consultant’s or independent contractor’s employment by Boardtown or any subsidiary or any services rendered by such employee, consultant or independent contractor.

(l)                                     All Intellectual Property that has been distributed, sold or licensed to a third party by Boardtown or any of its subsidiaries that is covered by a currently effective warranty conforms to and performs in accordance with the representations and warranties provided with respect to such Intellectual Property by or on behalf of Boardtown or such subsidiary for the time period during which such representations and warranties apply.

S. 2.15  Product Warranty.  Each product manufactured, sold, licensed or delivered by Boardtown has been in conformity with all applicable contractual commitments and all express and implied warranties, and Boardtown does not have any Liability (and there is no basis for any present or future action, suit, proceeding, complaint, claim or demand giving rise to any Liability) for replacement or repair thereof or other damage in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Balance Sheet (rather than any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with past practice of Boardtown.  No product manufactured, sold, licensed or delivered by Boardtown is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or license.  The Disclosure Schedule includes copies of the standard terms and conditions of sale or license of Boardtown products or services (including applicable guaranty, warranty and indemnity provisions).

S. 2.16  Disclosure.  No written information provided by or on behalf of Boardtown to Tucows in connection with this Agreement and the transactions contemplated hereby contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading.  All projections and financial forecasts provided by or on behalf of Boardtown to Tucows have been based on reasonable assumptions.  Except as specifically set forth in this Agreement or the Disclosure Schedule, there are no facts or circumstances of which Boardtown is aware that could be expected to have a Material Adverse Effect.

S. 2.17  Labor Matters.  The Disclosure Schedule sets forth (i) (A) a list of all employees and consultants of the Boardtown (including title and position) as of the date hereof, and (B) the base compensation and benefits of each such employee and consultant, and (ii) a list of all former employees and consultants of Boardtown who are receiving benefits or scheduled to receive benefits in the future, and the pension benefit, medical insurance coverage and other benefits of each such employee.  Except as set forth on the Disclosure Schedule, all employees and consultants of Boardtown may be terminated by Boardtown at any time with or without cause and without any severance or other Liability to Boardtown.  Boardtown is not a party or subject to any labor union or collective bargaining agreement.  There is no unfair labor practice, charge or complaint pending, unresolved or  threatened before the National Labor Relations Board.  To the knowledge of the Boardtown, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Boardtown.  No event has occurred or circumstance exist that may provide the basis of any work stoppage or other labor dispute.  Boardtown has complied with each, and is not in violation of any, Law relating to anti-discrimination and equal employment opportunities and to our knowledge, there are, and have been, no events or circumstances which would constitute violations of any other Law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any employee or other person.  Boardtown has filed all reports, information and notices, which to our knowledge, are required under any Law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any employee or other person. Boardtown has paid or properly accrued in the ordinary course of Business all wages and compensation due to employees, including all vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses.  To the knowledge of the Boardtown, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Boardtown.

S. 2.18  Environmental.  To our knowledge, Boardtown has complied, and is in compliance, with all applicable Laws relating to protection of the environment and human health (“Environmental Laws”). Boardtown has, to our knowledge, secured, and is in compliance with, all permits required in connection with its operations and any real property and interests in real property leased by Boardtown (the “Real Property”). There has been no treatment, storage, disposal or release of any hazardous substance at, from, into, on or under any Real Property or any other property currently or formerly owned, operated or leased by Boardtown.  No hazardous substances are present in, on, about or migrating to or from any Real Property.  There are no aboveground tanks or underground storage tanks on, under or about the Real Property.  There are no polychlorinated biphenyls (“PCBs”) leaking from any article, container or equipment on, under or about the Real Property and there are no such articles, containers or equipment containing PCBs.  There is no asbestos containing material or lead based paint containing materials in at, on, under or within the Real Property. Boardtown has not transported or arranged for the treatment, storage, handling, disposal, or transportation of any hazardous substance to any off-site location.

S. 2.19  Compliance with Law.  To its knowledge, the Business of Boardtown is not being conducted in violation of any applicable Law. The Business of Boardtown is not being conducted in violation of any applicable Order except where such violation would not have a Material Adverse Effect.  Boardtown holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities (“Permits”) necessary for the lawful conduct of its Business and is in material compliance with the terms of such Permits, except where the failure to hold such Permits or failure to so comply would not have a Material Adverse Effect.

S. 2.20  Brokers and Finders.  None of Boardtown or any of its respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

ARTICLE III

SHAREHOLDER REPRESENTATIONS AND WARRANTIES

Each Shareholder represents and warrants to Tucows as follows:

S. 3.1  Ownership of Shares.  Such Shareholder holds of record and owns beneficially the Shares set forth next to his name in Schedule A hereto, free and clear of any restrictions on transfer (other than restrictions under the Securities Act of 1933, as amended, or any state securities law), Liens, Taxes, options, warrants, purchase rights, contracts,  commitments, equities, claims and demands (collectively, “Restrictions”), and has full right, power and authority to effect the sale and delivery of such Shares; and upon the delivery of such Shares pursuant to this Agreement, good and valid title thereto, free of any Restrictions, will be transferred to Tucows.  The number of Shares set forth opposite the name of such Shareholder on Schedule A hereto sets forth all of the shares of Boardtown Common Stock held by such Shareholder, and such Shareholder owns no other securities, including rights, warrants, options or other securities convertible into Boardtown Common Stock.

S. 3.2  Authority Relative to this Agreement.  Such Shareholder has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming that this Agreement has been duly and validly executed and delivered by Tucows, constitutes a legal, valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms.

S. 3.3  Consents and Approvals, No Violation.  Neither the execution, delivery and performance of this Agreement by such Shareholder nor the consummation of any of the transactions contemplated hereby will give rise to a right to terminate, cancel, modify or accelerate the due date of any payment due under, or conflict with or result in a breach or violation of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or require any consent or waiver under, or result in the imposition of any Liens upon any properties or assets of the Shareholder pursuant to, the terms of any Obligation by which such Shareholder is a party or by which such Shareholder is bound, or violate any  Law or Order applicable to such Shareholder.

S. 3.4  Boardtown.  Each of the Shareholders further represents and warrants to Tucows that the representations and warranties of Boardtown contained in Article II of this Agreement are true, correct and complete in all material respects as of the date hereof.

S. 3.5  Brokers and Finders.  The Shareholders have not employed any broker or finder or incurred any liability for brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

S.3.6  Residence.       Each Shareholder’s jurisdiction of residence is set forth on the signing page.

S.3.7 Acknowledgements.  Each Shareholder acknowledges, represents and warrants to Tucows as follows:

(i)                                     The Shareholders are acquiring the Shares of Tucows Common Stock for their own account, to hold for investment, with no present intention of dividing their participation in Tucows with others or reselling or otherwise participating directly or indirectly, in a distribution of the Shares, and the Shareholders shall not make any sale, transfer or other disposition of the Shares in violation of state or federal law.

(ii)                                  The Shareholders have been advised that the Shares are not being registered with any state on the ground that this transaction is exempt from registration under state law and are not being registered under the Securities Act  of 1933 as amended (the “Securities Act”) on the ground that this transaction is exempt from registration under Section 4(2) of the Securities Act as not involving any public offering, and that reliance by Tucows on such exemptions is predicated in part on the Shareholders representations contained herein.

(iii)                               The Shares have not been offered or sold to the Shareholders through the use of any form of general or public solicitations or advertisements.

(iv)                              The Shareholder has such knowledge, skill and experience in Business, financial and investment matters so that the Shareholder is capable of evaluating the merits and risks of an investment in Tucows Common Stock pursuant to the transactions contemplated by this Agreement.  To the extent that the Shareholder has deemed it appropriate to do so, the Shareholder has relied upon appropriate professional advice regarding the tax, legal and financial merits and consequences of an investment in Tucows Common Stock pursuant to the transactions contemplated by this Agreement.

(v)                                 The Shareholder has made, either alone or together with the  Shareholder’s advisors, such independent investigation of Tucows, its management and related matters as the Shareholder deems to be, or such advisors have advised to be, necessary or advisable in connection with an investment in Tucows Common Stock through the transactions contemplated by this Agreement; and the Shareholder and advisors have received all information and data that the Shareholder and such advisors believe to be necessary in order to reach an informed decision as to the advisability of an investment in Tucows Common Stock pursuant to the transactions contemplated by this Agreement.

(vi)                              The Shareholder has reviewed the Shareholder’s financial condition and commitments, alone and together with the Shareholder’s advisors, and, based on such review, the Shareholder is satisfied that (A) the Shareholder has adequate means of providing for the Shareholder’s financial needs and possible contingencies and has assets or sources of income which, taken together, are more than sufficient so that he or she could bear the risk of loss of the Shareholder’s entire investment in Tucows Common Stock, (B) the Shareholder has no present or contemplated future need to dispose of all or any portion of Tucows Common Stock to satisfy any existing or contemplated undertaking, need or indebtedness, and (C) the Shareholder is capable of bearing the economic risk of an investment in Tucows Common Stock for the indefinite future.  The Shareholder shall furnish any additional information requested by Tucows to assure the compliance of this transaction with applicable national, federal, state and other securities laws.

(vii)                           The Shareholder understands that the shares of Tucows Common Stock to be received by the Shareholder in the transactions contemplated hereby will be “restricted securities” under applicable United States federal securities laws and that the Securities Act and the rules of the United States Securities and Exchange Commission promulgated thereunder provide in substance that the Shareholder may dispose of such shares only pursuant to an effective registration statement under the Securities Act or an exemption from registration if available.  The Shareholder further understands that Tucows has no obligation or intention to register the sale of any of the shares of Tucows Common Stock to be received by the Shareholder in the transactions contemplated hereby, or take any other action so as to permit sales pursuant to, the Securities Act.  Accordingly, the Shareholder understands that the Shareholder may dispose of such shares only in transactions which are of a type exempt from registration under the Securities Act, including (without limitation) a “private placement,” in which event the transferee will acquire such shares as “restricted securities” and subject to the same limitations as in the hands of the Shareholder.  The Shareholder further understands that applicable national, state and other securities laws may impose additional constraints upon the sale of securities.

(viii)                        In addition to the legend under s.5.11, the certificate(s) evidencing the shares of Tucows Common Stock to be issued pursuant to the transactions contemplated hereby shall bear the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF TUCOWS

In this Article, the threshold for a Material Adverse Effect is $50,000.00. Tucows represents and warrants to Boardtown and the Shareholders as follows:

S. 4.1  Organization.  Tucows is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on the Business in which it is engaged, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect on Tucows and its subsidiaries taken as a whole.

S. 4.2  Authority Relative to this Agreement.  Tucows has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action.  This Agreement has been duly and validly executed and delivered by Tucows and, assuming that this Agreement has been duly and validly executed and delivered by Boardtown and the Shareholders, constitutes a legal, valid and binding agreement of Tucows, enforceable against Tucows in accordance with its terms.

S. 4.3  Consents and Approvals; No Violation.  None of the execution and delivery of this Agreement by Tucows, the consummation by Tucows of the transactions contemplated hereby or compliance by Tucows with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws of Tucows; (ii) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except where the failure to obtain such consent, waiver, approval, authorization or permit or make such filing or notification would not have a Material Adverse Effect on Tucows and its subsidiaries taken as a whole; (iii) result in a breach or violation of, a default under (with or without notice or lapse of time, or both), or give rise to any right of termination, cancellation, modification or acceleration under, any Obligation of Tucows or any of its subsidiaries; or (iv) violate any Law or Order applicable to Tucows, any of its subsidiaries or any of their respective properties or assets; except in the case of (iii) or (iv) for violations, defaults or breaches which would not have a Material Adverse Effect on Tucows and its subsidiaries taken as a whole.

S. 4.4  Litigation.  There are no Actions pending or, to Tucows’ knowledge, threatened against or affecting the business of Tucows ; nor is there any Order of any Governmental Entity outstanding against Tucows. Tucows does not have any Actions or Liabilities (and there is no basis for any present or future action, suit, proceeding, complaint, claim or demand giving rise to any Liability), except for (i) Actions and Liabilities set forth on the face of its SEC filings and (ii) Liabilities and Actions which have arisen after the date of those SEC filings in the ordinary course of Business consistent with past practice and which are not likely to have a Material Adverse Effect.

S. 4.5 Stock As Consideration.

(a)  Tucows has furnished or made available to Boardtown and Shareholders with a true and complete copy of each statement, quarterly and other report, and registration statement (without exhibits) filed by Tucows with the United States Securities and Exchange Commission (“SEC”) in the one (1) year immediately preceding the date of this Agreement, all in the form so filed (the “Tucows SEC Documents”), which are all the documents that Tucows was required to file with the SEC since such date.  As of their respective filing dates, the Tucows SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as the case may be, and none of the Tucows SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Tucows SEC Document provided to the Company and Shareholders prior to the Closing Date.  The financial statements of Tucows included in the Tucows SEC Documents (the “Tucows Financial Statements”) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied and fairly present the consolidated financial position of Tucows and its consolidated subsidiaries at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring audit adjustments). There has been no change in Tucows’ accounting policies except as described in the notes to the Tucows Financial Statements.

(b)  Since March 1, 2004, Tucows has conducted its Business in the ordinary course and there has not occurred: (a) any material adverse change in the Business, financial condition, results of operations, properties, assets or liabilities of Tucows; (b) any amendments or changes to the Articles of Incorporation of Tucows; (c) any damage, destruction or loss, whether covered by insurance or not, resulting in a material adverse change to the properties, or Businesses of Tucows; or (d) any sale of a material amount of property of Tucows, except in the ordinary course of Business.

(c)  No statement by Tucows contained in this Agreement and the exhibits attached hereto and the Tucows SEC Documents (when read together) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

S. 4.6                    Investment Intent.  Tucows is acquiring the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933.

S 4.7                       Information.  Tucows confirms that Shareholder has made available to Tucows and its representatives and agents the opportunity to ask questions of the officers and management employees of Boardtown and to acquire such additional information about the Business and financial condition of Boardtown as Tucows has requested, and all such information has been received.

ARTICLE V

COVENANTS

S. 5.1A  Conduct of Business by Boardtown Prior to the Closing.  During the period from the date of this Agreement to the Closing Date , Boardtown shall conduct its operations only in the ordinary course of Business consistent with past practice and use its commercially reasonable efforts to preserve intact its present Business organization, keep available the services of its present officers and employees and preserve its relationships with licensors, licensees, customers, suppliers, employees and any others having Business dealings with it to the end that its goodwill and ongoing Business shall not be impaired at the Closing Date.  Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement (including the schedules), Boardtown shall not, prior to the Closing Date, except for actions required or contemplated by this Agreement, without the prior written consent of Tucows:

(a)                                  propose or adopt any amendment to its Articles of Incorporation or Bylaws;

(b)                                 issue, sell, deliver or pledge or authorize or propose the issuance, sale, delivery or pledge of (i) additional shares of capital stock of any class, any voting debt or securities convertible into shares of capital stock or voting debt, or any rights, warrants or options to acquire any such shares of capital stock, voting debt or other convertible securities, or (ii) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date hereof;

(c)                                  split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock;

(d)                                 redeem, purchase or otherwise acquire or propose to redeem or purchase or otherwise acquire, any outstanding shares of capital stock or any of its other securities, including, without limitation, any options and warrants, or any securities of any of its subsidiaries;

(e)                                  (i) incur, assume or prepay any long term debt or incur or assume any short term debt (other than short term debt incurred in the ordinary course of Business consistent with past practice or pursuant to existing arrangements which are set forth in the Disclosure Schedule; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; or (iii) make any loans, advances or capital contributions to, or investments in, any other person;

(f)                                    settle or compromise any suit or claim or threatened suit or claim relating to the transactions contemplated hereby;

(g)                                 enter into, adopt or amend any Benefit Plan or Employment Agreement, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan and arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units), except for normal increases in the ordinary course of Business consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

(h)                                 acquire, sell, lease or dispose of any assets, or securities outside the ordinary course of Business consistent with past practice, or any assets or securities which are material, in the aggregate, to Boardtown, or enter into any commitment or agreement to do any of the foregoing or enter into any material commitment or transaction outside the ordinary course of Business consistent with past practice;

(i)                                     enter into or commit to enter into any contract, agreement, arrangement or understanding having a term longer than six months unless such contract, agreement, arrangement or understanding either (i) may be cancelled by it without penalty on not more than thirty days’ notice or (ii) does not require the expenditure of more than $5,000 for any single contract, agreement or arrangement and $10,000 for all such contracts, arrangements and agreements;

(j)                                     authorize, propose or enter into, or announce an intention to authorize, propose or enter into, or recommend or announce an intention to recommend, an agreement in principle or an agreement with respect to, any merger, consolidation, joint venture, liquidation, dissolution, or Business combination (other than the transactions contemplated by this Agreement), or any material change in its capitalization, not in the ordinary course of Business consistent with past practice;

(k)                                  authorize or make any capital expenditures in excess of $5,000 in the aggregate;

(l)                                     modify, amend or terminate any contracts    (including employment contracts), waive, release, relinquish or assign any contract or other rights or claims or cancel or forgive any indebtedness owed to it, other than in the ordinary course of Business consistent with past practice with respect to contracts which are not material to the Business of Boardtown;

(m)                               make any tax election or settle or compromise any income tax liability material to the Business of Boardtown;

(n)                                 change any of the accounting principles or practices used by it;

(o)                                 take any action that would, or would be reasonably likely to, result in any of the conditions set forth in Article VI not being satisfied; and

(p)                                 agree in writing or otherwise to take any of the foregoing actions.

S. 5.1. B Assumed Liabilities Resolution.  The Shareholders will have personally assumed, satisfied or had waived all of Boardtown’s liabilities (including any liabilities or obligations or past or future costs related to outstanding litigation or disputes involving the Shareholders or Boardtown) other than specifically listed Assumed Liabilities, and shall have provided evidence that all liabilities other than Assumed Liabilities have been satisfied, waived or otherwise transferred to the Shareholders.

S. 5.2  Access to Information.  From the date of this Agreement until the Closing Date, Boardtown will and will cause each of its officers, directors, employees, counsel, advisors and representatives (collectively, the “Representatives”) to give to Tucows and its Representatives full access to its offices and other facilities and to Boardtown’s books and records, will permit Tucows to make inspections of Boardtown as Tucows may require and will cause its Representatives to furnish Tucows and its Representatives with such financial and operating data and such other information with respect to Boardtown’s Business as Tucows may from time to time request.

S. 5.3  Best Efforts.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.  If at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the Shareholders and the proper officers and directors of each of Boardtown and Tucows shall take all such necessary action.  In addition, each of the parties will use its commercially reasonable best efforts to obtain as promptly as practicable all consents, authorizations, orders, approvals and transfers of licenses or registrations required in connection with, and waivers of any violations, breaches and defaults that may be caused by the consummation of the transactions contemplated by this Agreement.

S. 5.4  Public Announcements.  Except as required by law, securities regulatory authorities or rules and regulations of applicable securities exchanges, Boardtown will not issue, cause or permit the publication of any press release or other public announcement (including, without limitation, any “question and answer” information, any presentation to investment analysts or any other announcement or dissemination of information to customers, OEM’s, distributors or other third parties) with respect to the transactions contemplated by this Agreement without the prior consent of Tucows, which consent shall not be unreasonably withheld.  Each party will consult with the other prior to making any public disclosure required by law with respect to the transactions contemplated by this Agreement.

S. 5.5  Section 338 Elections.

(a)                                  At Tucows’ request, the Shareholders will join with Tucows in making an election under Section 338(h)(10) of the Code (and any corresponding elections under state, local, or foreign law, or elections corresponding to Section 338(g) of the Code and corresponding elections under state, local or foreign law) with respect to Boardtown (“Section 338(h)(10) Election”).

(b)                                 At Tucows request, the Shareholders will deliver to Tucows a fully executed IRS Form 8023 reflecting the Section 338(h)(10) Election, and any similar form provided for under state, local or foreign law.  As requested from time to time by Tucows (whether before, at or after the Closing), the Shareholders shall assist Tucows in, and shall provide the necessary information to Tucows, in connection with the preparation of any form or document required to effect a valid and timely Section 338(h)(10) Election, including IRS Form 8883, any similar form under state, local or other law and any schedules or attachments thereto (collectively, “Section 338 Forms”).  Upon delivery of any Section 338 Form by Tucows to the Shareholders, the Shareholders shall cause such Section 338 Form to be duly and promptly executed and shall deliver such executed Section 338 Form to Tucows.  If Tucows determines that any change is to be made in a Section 338 Form previously executed and delivered to Tucows, then Tucows may prepare a new Section 338 Form and deliver such new Section 338 Form to the Shareholders, and the Shareholders shall cause such Section 338 Form to be duly and promptly executed and shall deliver such executed Section 338 Form to Tucows. Any Shareholder may withhold his consent to, or signature upon, any such form if, (but only to the extent that), the content is factually inaccurate.

(c)                                  Tucows shall reimburse the Shareholders for Taxes directly imposed on them which are directly attributable to the Section 338(h)(10) Election and which are in

excess of what the Shareholders’ aggregate liability for Taxes would have been if no Section 338(h)(10) Election had been made.    Any amount payable by Tucows pursuant to this Section  shall be treated for all Tax purposes as additional purchase price, and such amounts shall be “grossed up” to offset the tax effect on the individual Shareholder of such increased purchase price.  The amount owed hereunder will be paid to each Shareholder prior to the due date for the filing of their tax return for the affected tax year.

S. 5.6  Indemnification.

(a)                                  The Shareholders, jointly and severally, agree to indemnify and hold harmless Tucows, its subsidiaries and affiliates and their respective officers, directors, employees and agents against and in respect of any loss, liability (including without limitation any liability for Taxes), damage, deficiency, cost and expense (including without limitation reasonable expenses of investigation and reasonable attorneys’ fees incurred in connection with any claim, suit or proceeding  brought by Tucows or brought against Tucows or any of them by a third party) (collectively “Losses”) incurred or sustained by any of them as a result of any breach by Boardtown or the  Shareholders, or any of them, respectively, of this Agreement, including the representations, warranties and covenants contained herein or in any agreement, document or other instrument delivered pursuant hereto or in connection herewith.

(b)                                 Tucows agrees to indemnify and hold harmless the Shareholders against and in respect of any Losses incurred or sustained by any of them as a result of any breach by Tucows of this Agreement, including the representations, warranties and covenants contained herein or in any agreement, document or other agreement delivered pursuant hereto or in connection herewith.

(c)                                 Losses as defined in S. 5.6 hereof shall be limited to the amount of actual Losses sustained by the Indemnitee (as hereinafter defined) including reasonable investigation and attorneys fees, net of any tax benefits actually realized by such Indemnitee.

(d)                                 The amount for which any Shareholder shall be liable to Tucows under this section shall not exceed the portion of the Purchase Price paid or ultimately paid to such Shareholder.  The amount for which Tucows shall be liable to any Shareholder under this section shall not exceed the portion of the Purchase Price paid or ultimately paid to such Shareholder.

(e)                                  The indemnification provisions contained herein shall only apply to the extent that the indemnified party makes a written claim for indemnification in accordance with Section 5.7 hereunder prior to the expiry dates set out in the s.8.1 Survival.

(f)                                    In addition to any other remedies Tucows may have for Losses described in S 5.6 hereof, Tucows may deduct from the Escrow Accounts for the amount of such Losses by complying with the following procedure, which shall be the exclusive procedure for the right of set-off referred to herein:

A)                                  If Tucows believes it has a claim for damages incurred as a result of any breach of this Agreement, any right to offset or Shareholders’ failure to indemnify Tucows under this Section S 5.6, Tucows shall notify the Shareholders, and seek the Shareholders’ concurrence in the amount due (referred to herein as the “Loss”).  If the Shareholders agree in writing on the amount due, such amount shall be offset against the Escrow Accounts described in Section 1 hereof.

B)                                    If Shareholders do not agree with the amount of the Loss due to Tucows, the Shareholders’ liability (if any) for the Loss shall be determined by:  (x) agreement between the Shareholders and Tucows; (y) a court of competent jurisdiction; or (z) pursuant to arbitration procedures agreed to by the parties. The amount so determined to be due shall be paid to

Tucows from the Escrow Accounts, and shall be deemed paid by the Shareholders.  To the extent the Escrow Accounts exceed the amount payable to Tucows, the excess funds shall be released to the Shareholders in accordance with the terms of this Agreement and the Escrow Agreement. Tucows’ recourse to the Escrow Accounts shall be without prejudice to any and all remedies Tucows may have pursuant to this S. 5.5 or otherwise.  Notwithstanding anything else in this Agreement or the Escrow Agreement, payments to Tucows under this procedure, shall be first made out of cash in the Escrow Accounts, and only after all cash has been exhausted, by cancellation of Tucows shares.  Tucows’ remedies shall not be limited to the assets comprising the Escrow Accounts.

S. 5.7  Procedure for Indemnification.

(a)                                  Any person or entity entitled to assert a claim for indemnification under this Agreement (the “Indemnitee”) shall give prompt written notice to the indemnifying party (the “Indemnitor”) of any claim or event known to it which does or may give rise to a claim for indemnification hereunder by the Indemnitee against the Indemnitor; provided that the failure of any Indemnitee to give notice as provided in this S. 5.7 shall not relieve the Indemnitor of its obligations under this Article V, except to the extent that such failure has materially and adversely affected the rights of the Indemnitor.  In the case of any claim for indemnification hereunder arising out of a claim, action, suit or proceeding brought by any person who is not a party to this Agreement (a “Third Party Claim”), the Indemnitee shall also give the Indemnitor copies of any written claims, process or legal pleadings with respect to such Third Party Claim promptly after such documents are received by the Indemnitee.

(b)                                 An Indemnitor may elect to compromise or defend, at such Indemnitor’s own expense and by such Indemnitor’s own counsel, any Third Party Claim.  If an Indemnitor elects to compromise or defend a Third Party Claim, it shall, within 30 days of the date of its receipt of the notice provided pursuant to S. 5.7(a) hereof (or sooner, if the nature of such Third Party Claim so requires), notify the related Indemnitee of its intent to do so, and such Indemnitee shall reasonably cooperate in the compromise of, or defense against, such Third Party Claim.  Such Indemnitor shall pay such Indemnitee’s actual out-of-pocket expenses incurred in connection with such cooperation.  After notice from an Indemnitor to an Indemnitee of its election to assume the defense of a Third Party Claim, such Indemnitor shall not be liable to such Indemnitee under this Article V for any legal expenses subsequently incurred by such Indemnitee in connection with the defense thereof; provided that such Indemnitee shall have the right to employ one counsel of its choice in each applicable jurisdiction (if more than one jurisdiction is involved) to represent such Indemnitee if, in such Indemnitee’s reasonable judgment, a conflict of interest between such Indemnitee and such Indemnitor exists in respect of such claim, and in that event the fees and expenses of such separate counsel shall be paid by such Indemnitor.  If an Indemnitor elects not to compromise or defend against a Third Party Claim, or fails to notify an Indemnitee of its election as provided in this Section 5.7, such Indemnitee may pay, compromise or defend such Third Party Claim on behalf of and for the account and risk of the Indemnitor.  No Indemnitor shall consent to entry of any judgment or enter into any settlement without the written consent of each related Indemnitee (which consent shall not be unreasonably withheld), unless such judgment or settlement provides solely for money damages or other money payments for which such Indemnitee is entitled to indemnification hereunder and includes as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect of such Third Party Claim.

(c)                                  If there is a reasonable likelihood that a Third Party Claim may adversely affect an Indemnitee, other than as a result of money damages or other money payments for which such Indemnitee is entitled to indemnification hereunder, such Indemnitee will have the right, after consultation with the Indemnitor and at the cost and expense of the Indemnitor, to defend such Third Party Claim.

(d)                                 If the amount of any Losses shall, at any time subsequent to payment pursuant to this Agreement, be reduced by recovery, settlement or otherwise, the amount of such reduction, less any expenses incurred in connection therewith, shall promptly be repaid by the Indemnitee to the related Indemnitor.

S. 5.8  Notification of Certain Matters.  Each party shall give prompt notice to the others (i) if such party becomes aware, prior to the Closing Date, that any representation or warranty contained in this Agreement was untrue or inaccurate in any material respect at the time made and (ii) of any material failure of such party or any of its subsidiaries or of any officer, director, employee or agent thereof to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations or warranties of such party or the conditions to its obligations hereunder.

S. 5.9  No Solicitation, Etc.

(a) Until the Closing Date or the termination of this Agreement, the Shareholders and Boardtown shall not directly or indirectly solicit, encourage (including by way of providing any nonpublic information concerning Boardtown to any person), initiate or participate in any negotiations or discussions, or enter into (or authorize) any agreement or agreement in principle, or announce any intention to do any of the foregoing, with respect to any offer or proposal to acquire all or a substantial part of Boardtown’s Business or any of its capital stock, whether by merger, purchase of assets, tender offer or otherwise (all such transactions being referred to herein as “Acquisition Transactions”).

(b) Until the Closing Date or the termination of this Agreement, Tucows will not (nor will it permit any of its officers, directors, agents or affiliates to) directly or indirectly solicit, encourage (including by way of providing any nonpublic information concerning it to any person), initiate or participate in any negotiations or discussions, or enter into (or authorize) any agreement or agreement in principle, or announce any intention to do any of the foregoing, with respect to any Acquisition Transaction relating to any person whose Business is directly competitive with that of Boardtown.

S. 5.10  Competition and Confidentiality

(a)  During the period beginning on the Closing Date and ending on the third anniversary thereof (the “Non-Competition Period”), neither the Shareholders, nor any affiliate of the Shareholders (each, a “Restricted Party”) shall, within North America, directly or indirectly, in any capacity, render services, engage, or have a financial interest in, any Business that shall be competitive with any of those Business activities that have constituted part of the Business at any time during the past three years nor shall any Restricted Party assist any person or entity that shall be engaged in any such Business activities, including making available any information or funding to any such person.  During the Non-Competition Period, no Restricted Party shall (i) hire or solicit any employee of the Business for the purposes of having any such employee terminate his or her employment with the Business, or (ii) solicit any customer of the Business for the purpose of having such customer terminate its relationship with the Boardtown.  If any governmental body determines that the foregoing restrictions are too broad or otherwise unreasonable under applicable Law, including with respect to time or geographical scope, such governmental body is hereby requested and authorized by the parties hereto to revise the foregoing restriction to include the maximum restrictions allowable under applicable law. Each Restricted Party acknowledges, however, that this Section S. 5.10 has been negotiated by the parties and that the geographical scope and time limitations, as well as the limitation on activities, are reasonable in light of the circumstances pertaining to the Business.

(b)  No Restricted Party will, at any time, represent that it is continuing to carry on the Business, other than as specifically agreed to herein.

(c)  Each Shareholder recognizes and acknowledges that by reason of its involvement with the Business, it has had access to confidential information and trade secrets relating to the Business.  Each Shareholder acknowledges that such confidential information and trade secrets are a valuable and unique asset to the Business and covenants that it will not allow the disclosure of any such confidential information or trade secrets to any person for any reason whatsoever, unless such information is in the public domain through no wrongful act of such Shareholder or its affiliates or such disclosure is required by applicable Law.

(d)  The terms of this Section S. 5.10 shall apply to any Restricted Party that is not one of the Parties to the same extent as if it were a party hereto, and each Shareholder shall take whatever actions may be necessary to cause any of its controlled affiliates to adhere to the terms of this Section S. 5. 10.

(e)                                 In the event of any breach or threatened breach by any Restricted Party of any provision of this Section S. 5. 10, Tucows shall be entitled to injunctive or other equitable relief, restraining such party from using or disclosing any trade secrets or confidential information in whole or in part, or from engaging in conduct that would constitute a breach of the obligations of a Restricted Party under this Section S. 5. 10.  Notwithstanding anything in this Agreement to the contrary, such relief shall be in addition to and not in lieu of any other remedies that may be available, including an action for the recovery of damages.

s.5.11 Restrictions On  Shares.

(a)                                  Notwithstanding the expiration of any holding period under applicable national, state and other securities laws, each Shareholder agrees that, with respect to the Tucows Shares to be disbursed to the Shareholders (in this section 5.11 the “Shares”), except for Transfers (as defined below) to Permitted Transferees (as defined below), such Shareholder shall not Transfer such  Shares for a period of two years following the Closing Date (the “Restricted Period”).  For purposes of this Agreement, (i) “Transfer” means any sale, assignment, encumbrance, hypothecation, pledge, conveyance, gift, transfer pursuant to the laws of descent and distribution, or any other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law; and (ii) “Permitted Transferee” means, with respect to any Shareholder, the spouse, parents, descendants (natural or adopted) or siblings of such Shareholder (collectively, “Family Members”), any estate or trust solely for the benefit of such Shareholder and/or such Family Members, and any limited partnership, limited liability company or other wealth planning entity which is wholly owned by such Shareholder and/or such Family Members.  No permitted Transfer under this S.5.11 shall be effective unless, contemporaneously with such Transfer, the Permitted Transferee executes an acknowledgement thereby agreeing to be bound all the terms and conditions of S.5.11 of this Agreement.  No Permitted Transferee shall be permitted to make any further Transfers of  Shares except to the Shareholder who transferred the Shares to such Permitted Transferee (the “Original Shareholder”) and the Family Members of such Original Shareholder.

(b)                                 Each Shareholder agrees that, prior to the termination of the Restricted Period, (and for escrowed Shares, the duration of any period thereafter in which the Shares remain in escrow under this Agreement), such Shareholder hereby agrees to vote all  Shares at any regular or special meeting of shareholders of Tucows in accordance with Tucows’ Board of Directors recommendations on any matter to be voted on at such  regular or special meeting. As security for the performance of such Shareholder’s obligations pursuant to this S.5.11, each Shareholder hereby grants to Tucows’ Board of Directors, with full power of substitution and resubstitution, an irrevocable proxy to vote all  Shares, at all meetings of the shareholders of Tucows held or taken after the date of this Agreement, and hereby irrevocably appoints Tucows’ Board of Director’s as the Shareholder’s attorney-in-fact with authority to sign any documents with respect to any such vote of the shareholders of Tucows taken after the date of this Agreement.  This proxy shall be deemed to be coupled with an interest and shall be irrevocable.  This proxy shall terminate at the termination of the Restricted Period for Shares not then in escrow, and for Shares in escrow, it shall terminate at the later of the termination of the Restricted Period and the release of the particular  Shares from escrow.

(c)                                  Each Shareholder agrees that any dividends declared on the Shares, other than dividends distributed ratably to all holders of shares of Tucows common stock in connection with a recapitalization of Tucows, are hereby assigned to Tucows and each  Shareholder further agrees that he shall have no rights with respect to any such dividends or other consideration in lieu thereof. This right to receive dividends shall terminate at the termination of the Restricted Period for Shares not then in escrow, and for Shares in escrow, it shall terminate at the later of the termination of the Restricted Period and the release of the particular  Shares from escrow.

(d)                                 In addition to the legend under s.3.8(vii), each certificate representing Shares acquired by a Shareholder or issued to any person in connection with a Transfer pursuant to S.5.11 shall be endorsed with the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF SECTION 5.11 OF THAT CERTAIN STOCK PURCHASE AGREEMENT BY AND AMONG TUCOWS INC., BOARDTOWN CORPORATION AND THE FORMER SHAREHOLDERS BOARDTOWN CORPORATION, DATED AS OF APRIL      , 2004, WHICH PLACES CERTAIN RESTRICTIONS ON THE SHARES REPRESENTED BY THIS CERTIFICATE.  ANY PERSON TO WHOM THE SHARES REPRESENTED BY THIS CERTIFICATE, OR ANY INTEREST THEREIN, SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY SUCH RESTRICTIONS.  COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF TUCOWS.

5.12 401K, Profit Sharing ,Benefits Plan and Perquisites. Boardtown and the Shareholders acknowledge that Tucows shall have full discretion with respect to dealing with any existing 401K plan, profit sharing plan, benefits plan or other perquisites of Boardtown employees and that there is no obligation on Tucows to maintain any existing or customary 401K plan, profit sharing plan, benefits plan or perquisites.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE TRANSACTION

S. 6.1  Conditions to Tucows’s, Boardtown’s and the Shareholders’ Obligations to Effect the Transaction.  The consummation of the transactions contemplated by this Agreement is subject to the satisfaction or, where permissible, waiver, at or prior to the Closing Date, of the following condition:

(a)                        no Law or Order shall have been issued, enacted, entered, promulgated or enforced, and have not been withdrawn or terminated, by any Governmental Entity which prohibits or restricts the consummation of the transactions contemplated by this Agreement, or makes such consummation illegal and no action, suit, claim or proceeding by any Governmental Entity shall have been commenced (and not terminated) or be pending which seeks to prohibit or restrict the consummation of the transactions contemplated hereby.

S. 6.2  Additional Conditions to Obligation of Boardtown and the Shareholders to Effect the Transaction.  The consummation of the transactions contemplated by this Agreement is further subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions, each of which shall be for the benefit of, and may be waived by, Boardtown and the Shareholders:

(a)                                  the representations and warranties of Tucows set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made as of the Closing Date;

(b)                                 Tucows shall have complied with and performed in all material respects all of its respective agreements and obligations set forth in this Agreement at or prior to the Closing Date;

(c)                                  no action, suit, claim or proceeding by any third party, other than a Governmental Entity, shall have been commenced (unless terminated with prejudice to the plaintiff) or be pending which seeks to prohibit or restrict the consummation of the transactions contemplated by this Agreement, and which shall be reasonably likely to succeed;

(d)                                 Tucows shall have delivered to Boardtown and the Shareholders a certification that the condition contained in S. 6.2(a) has been fulfilled; and

(e)                                  Tucows will furnish the Shareholders with such certificates and other documents to evidence the fulfillment of the conditions set forth in this S. 6.2 as the Shareholders may reasonably request.

(f)                                    Boardtown or Tucows shall have entered into employment agreements in form satisfactory to Tucows with William Ford and Granville Barker and Grant Spradling, substantially in the form attached hereto as Exhibit D.

S. 6.3  Additional Conditions to Obligation of Tucows to Effect the Transactions.  The consummation of the transactions contemplated by this Agreement is further subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions, each of which shall be for the benefit of, and may be waived by, Tucows:

(a)                                  the representations and warranties of Boardtown and the Shareholders set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made as of the Closing Date;

(b)                                 Boardtown and the Shareholders shall have complied with and performed in all material respects all of their agreements and obligations set forth in this Agreement at or prior to the Closing Date;

(c)                                  no action, suit, claim or proceeding by any third party, other than a Governmental Entity, shall have been commenced (unless terminated with prejudice to the plaintiff) or be pending which seeks to prohibit or restrict the consummation of the transactions contemplated by this Agreement and which shall be reasonably likely to succeed;

(d)                                 each of the Shareholders shall have executed this Agreement, provided, however, that should Tucows waive this condition, the Agreement shall remain a valid and binding obligation by and against each of the Shareholders who execute this Agreement;

(e)                                  Boardtown shall have delivered to Tucows a certificate dated as of the date of Closing and executed by the President and Chief Executive Officer of Boardtown that the conditions contained in Section 6.3(a) and Section 6.3(b) as related to Boardtown have been fulfilled;

(f)                                    Boardtown shall deliver to Tucows such other customary certifications and documents that Tucows may reasonably request;

(g)                                 the current officers and directors of Boardtown shall resign and delivery their letters of resignation to Tucows;

(h)                                 the Shareholders shall have delivered to Tucows a certification that the condition contained in Section 6.3(a) and Section 6.3(b) has been fulfilled and such other customary certifications and documents that Tucows may reasonably request; and

(i) Boardtown or Tucows shall have entered into employment agreements in form satisfactory to Tucows with William Ford and Granville Barker and Grant Spradling, substantially in the form attached hereto as Exhibit D.

(j)                                     Transfer of all right, title and interest in Platypus Billing System and all registrations therefore, and all licenses thereof, to Boardtown, in form and content satisfactory to Tucows and Messrs. Ford, Barker and Spradling as the transferors.

(k)                                  Lease between Boardtown and the owners of the realty in which Boardtown’s offices are situate, in form and content satisfactory to Tucows.

(l)                                     Assumption agreement by Shareholders, of all liabilities, other than the Assumed Liabilities, or other resolution satisfactory to Tucows

ARTICLE VII

TERMINATION; AMENDMENTS; WAIVER

S. 7.1  Termination.  This Agreement may be terminated by the mutual consent of the parties hereto or by Tucows, Boardtown or by the Shareholders collectively, upon written notice to the other parties upon the occurrence of any of the following:

(a)                                  if, prior to the Closing Date, any other party defaults in any material respect in the observance or in the due and timely performance of any of its covenants or agreements herein contained and such default shall not be cured within fifteen (15) days of the date of notice of default served by the party claiming such material default; or

(b)                                 if on the Closing Date any of the conditions precedent to the obligations of such party set forth in this Agreement have not been satisfied in any material respect or waived by the other party; or

(c)                                  if there shall be in effect on the Closing Date any judgment, decree or order that would prevent or make unlawful the closing of this Agreement;

(d)                                 if closing of the transactions contemplated by this Agreement has not been fully completed by April 30, 2004; or

(e)                                  if there is a failure to agree on the Assumed Liabilities contained in Schedule C attached hereto.

S. 7.2  Effect of Termination.  If this Agreement is terminated as provided in S. 7.1, this Agreement shall no longer be of any force or effect and, except for a termination resulting from a breach by a party of this Agreement, there shall be no liability on the part of Tucows, its respective directors, officers or shareholders, Boardtown, its respective directors or officers, or the Shareholders.

S. 7.3  Expenses.  All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense.  The Shareholders shall be responsible for any costs and expenses which benefit the Shareholders, including but not limited to, all legal, brokerage, accounting or investment advisory fees incurred by Boardtown in connection with this Agreement and the consummation thereof.

S. 7.4  Extension; Waiver.

(a)  At any time prior to the Closing Date, either of Tucows, Boardtown or the Shareholders, collectively, may extend the time for the performance of any of the obligations or other acts of the other party hereto, or waive any inaccuracies in the representations and warranties contained herein by the other party or in any document, certificate or writing delivered pursuant hereto by the other party.   Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and shall not bind any other party. Extension of time to perform until after the Closing shall not result in the condition merging on Closing.

(b)  If less than all of the Shareholders execute this Agreement, Tucows shall have the option to proceed with the transactions contemplated by this Agreement, and each of the Shareholders who have executed this Agreement shall be obligated to complete the sale of their Boardtown Shares in accordance with this Agreement.

ARTICLE VIII

MISCELLANEOUS

S. 8.1  Survival of Representations, Warranties and Agreements.  Except as otherwise provided herein, all representations, warranties and agreements made in this Agreement shall survive and be enforceable for a period of two years from the Closing Date.  The representations and warranties of Boardtown and Shareholders contained in Sections S. 1.5.B (Assumed Liabilities),  S. 2.1 (Organization), S. 2.2 (Capitalization), S. 2.3 (Authority Relative to this Agreement), S. 2.20 (Brokers and Finders), S. 3.1 (Ownership of Shares), S. 3.2 (Authority Relative to this Agreement), S. 3.5 (Brokers and Finders), and S. 5.1.B Assumed Liabilities Resolution shall survive the Closing Date indefinitely.  The representations and warranties of Boardtown contained in S. 2.8 (Employee Benefit Plans; ERISA), and S. 2.9 (Tax Matters) shall survive the Closing Date until 60 days after the expiration of the applicable statute of limitations period (after giving effect to any waivers and extensions thereof).  The representations and warranties of the Boardtown contained in S. 2.14 (Intellectual Property) shall survive the Closing Date for a period of 5 years following the Closing Date.

S. 8.2  Entire Agreement; Assignment.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

S. 8.3  Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

S. 8.4  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person,

by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

If to Tucows:

96 Mowat Avenue

Toronto, Ontario, Canada

M6k 3M1

Attention: Michael Cooperman  and Brenda Lazare

Facsimile No.: 416-531-5584

with a copy to:

Darryl Green

(contact info as above)

If to Boardtown:

Boardtown Corporation

116 East Main Street

Starkville, MS 39759

Attention: Bill Ford/Granville Barker:

Facsimile No.: (662) 324-6163

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

S. 8.5  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the state of Pennsylvania regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  Each of the parties submits to the nonexclusive jurisdiction of the courts of the state of Pennsylvania to hear all actions, suits and proceedings arising in connection with this Agreement.

S. 8.6  Counsel Fees.  If any suit, action or proceeding by any party against the other for specific performance or damages for breach of this Agreement which results in a final judgment not subject to further appeal by one of the parties, the party against whom the judgment is entered shall pay to the party in whose favor the judgment is entered (the “successful party”) all of the successful party’s counsel fees and expenses in connection with the prosecution or defense of the action, including in respect of investigations, depositions and discoveries in connection therewith.

S. 8.7  Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

S. 8.8  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Facsimile copies shall be as binding as originals.

S. 8.9  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as set forth in

Section 5.5, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

S. 8.10  Specific Performance.  The parties hereto agree that, if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damages would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by their respective officers thereunto duly authorized, all as of the date first above written.

TUCOWS (DELAWARE) INC.,		TUCOWS INC.

By:	/s/ Elliot Noss	By:	/s/ Elliot Noss
Name: Elliot Noss			Name: Elliot Noss
Title: President and Chief Executive Officer			Title: President and Chief Executive Officer

BOARDTOWN CORPORATION

By:	/s/ William Ford
Name: William Ford
Title:

By:	/s/ Granville Barker
Name: Granville Barker
Title:

Boardtown Shareholders

/s/ William Ford			/s/ Grant Spradling
William Ford			Grant Spradling
Address:			Address:

/s/ Granville Barker			/s/ Justin Thornton
Granville Barker			Justin Thornton
Address:			Address:

April 27, 2004

Boardtown Corporation

116 East Main Street

Starkville, MS 39759

Attention: Bill Ford/Granville Barker:

Amendment to Stock Purchase Agreement

Dear Bill/Granville:

This letter agreement evidences amendments to the Stock Purchase Agreement dated April 20, 2004 (the “SPA”), which was executed regarding the purchase by Tucows (Delaware) Inc. (the “Buyer”) of all of the outstanding shares of stock of Boardtown Corporation from its shareholders, being William Ford, Granville Barker, Grant Spradling, and Justin Thornton (collectively the “Seller”).

Amendment 1:

Section 5.11(c) of the SPA shall be modified as follows:

The following is deleted:

Each Shareholder agrees that any dividends declared on the Shares, other than dividends distributed ratably to all holders of shares of Tucows common stock in connection with a recapitalization of Tucows, are hereby assigned to Tucows and each  Shareholder further agrees that he shall have no rights with respect to any such dividends or other consideration in lieu thereof. This right to receive dividends shall terminate at the termination of the Restricted Period for Shares not then in escrow, and for Shares in escrow, it shall terminate at the later of the termination of the Restricted Period and the release of the particular  Shares from escrow.

And the following is substituted:

Each Shareholder agrees that any dividends declared on the Shares, other than dividends distributed ratably to all holders of shares of Tucows common stock in connection with a recapitalization of Tucows, are hereby assigned to Tucows and each Shareholder further agrees that he shall have no rights with respect to any such dividends or other consideration in lieu thereof. This right to receive dividends shall terminate at the earlier of the sale of substantially all the assets of Tucows, the sale of the common stock of Tucows resulting in a change in control, at the termination of the Restricted Period for Shares not then in escrow, and for Shares in escrow, it shall terminate at the later of the termination of the Restricted Period and the release of the particular Shares from escrow.

Amendment 2:

Section 5.11(d) of the SPA shall be modified as follows:

The following is deleted:

(d) In addition to the legend under s.3.8(vii)…

And the following is substituted:

(d) In addition to the legend under s.3.8(viii)…

Please evidence your agreement to this Amendment by signing below, and returning a copy to me. In all other respects the SPA remains in full force and effect and unamended.

Very truly yours,

TUCOWS (DELAWARE) INC.

By: /s/ Elliot Noss
Name: Elliot Noss
Title: President and Chief Executive Officer

Agreed to and accepted:

WILLIAM FORD

/s/ William Ford	Date	4/27/04	WITNESS	illegible

GRANVILLE BARKER

/s/ Granville Barker	Date	4/27/04	WITNESS	illegible

GRANT SPRADLING

/s/ Grant Spradling	Date	4/27/04	WITNESS	illegible

JUSTIN THORNTON

/s/ Justin Thornton	Date	4/27/04	WITNESS	illegible